UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 _________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

November 4, 2011

Commission File Number: 000-27572

LUMENIS LTD.
(Translation of registrant's name into English)

Yokneam Industrial Park, P.O. Box 240, Yokneam 20692, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Annexed hereto and incorporated herein by reference are copies of the following items:

1.
Registrant's Notice of 2011 Annual General Meeting and Proxy Statement, dated November 4, 2011, being mailed to the shareholders of the Registrant in connection with the Registrant’s 2011 Annual General Meeting of shareholders which is scheduled to be held on December 13, 2011, annexed as Exhibit 99.1 hereto.

2.
Proxy Card being mailed to shareholders of the Registrant for use in connection with the Registrant’s 2011 Annual General Meeting of shareholders to be held on December 13, 2011, annexed as Exhibit 99.2 hereto.

The information set forth in this Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8, Registration No. 333-148460, and is to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit 99.1
Notice of 2011 Annual General Meeting and Proxy Statement, dated November 4, 2011, in connection with the 2011 Annual General Meeting of Shareholders of the Registrant scheduled to be held on December 13, 2011.

Exhibit 99.2	Proxy Card mailed to shareholders of the Registrant for use in connection with the Registrant’s 2011 Annual General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lumenis Ltd.

Date: November 4, 2011	By:	/s/ William Weisel
Name: William Weisel
Title: Vice President, General Counsel & Corporate Secretary